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                                                                  EXHIBIT 4.3


                                  CONFIDENTIAL

                                February 7, 1997


QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA  94089-1138
Attention:  E. Thomas Hart, President and Chief Executive Officer

         LETTER OF INTENT

Dear Mr. Hart:

         This Letter of Intent, when executed by Cypress Semiconductor Corporation, a Delaware corporation ("Cypress") and QuickLogic Corporation, a California corporation ("QuickLogic") will constitute a binding letter of intent which sets forth the terms in which the parties propose to terminate the Technical Transfer, Joint Development License and Foundry Supply Agreement dated October 2, 1992 (the "Existing Agreement") and enter into a new foundry agreement and license agreement (collectively, the "Transaction"). The rights and obligations of the parties with respect to the Transaction will be set forth in definitive agreements to be negotiated in good faith by the parties and will include customary terms and conditions as further specified in Section 18.

         1. Agreement Termination. At the closing (the "Closing"), the Existing Agreement will terminate and in connection therewith Cypress will relinquish to QuickLogic all of the tangible and intangible rights and intellectual property rights (collectively, the "Rights") to QuickLogic's antifuse field programmable gate array ("FPGA") technology. In connection with the Transaction, QuickLogic will acquire all inventories of FPGA products and the other assets as listed on Exhibit A. Cypress will use its reasonable best efforts to transfer to QuickLogic all purchase orders from customers for FPGA products as expeditiously as possible and will submit a plan to effect such transition, which plan must be approved by QuickLogic prior to the Closing. QuickLogic will assume as of the closing date (the "Closing Date") the obligations set forth in Exhibit B (the "Obligations") (i) of Cypress under purchase orders to sell FPGA products to Cypress' customers which are unfilled as of the Closing to the extent transferable and (ii) which arise after the Closing Date in connection with the performance by QuickLogic of such transferred purchase orders; provided, that all


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such orders shall not include any responsibility for any returns of product shipped by Cypress, and provided further, if Cypress has received payment for the Obligations, it shall remit such payments to QuickLogic. Cypress will pay the reasonable costs, approved in advance by Cypress, incurred for test and finish rework required on the inventory transferred to QuickLogic to make it salable by QuickLogic. QuickLogic will sell to Cypress FPGA products to the extent needed by Cypress to fill purchase orders received by Cypress and which cannot be transferred to QuickLogic because of customer demands. For such sales, Cypress will receive a handling fee for the six-month period following the Closing Date equal to a percentage of the sales price (22.5% for the first three months, 10% for the second three months), plus reimbursement of any test and finish costs incurred by Cypress.

         2. Consideration. The consideration for the Transaction will comprise: (i) $4.5 million in cash, which is already in Cypress's possession
(ii) a promissory note (the "Promissory Note") for certain inventory as set forth below in paragraph 3, (iii) the issuance of 18,226,716 shares (the "Shares") of Common Stock of QuickLogic as set forth below in paragraph 4 below and (iv) the assumption of the Obligations.

         3.      Promissory Note.  QuickLogic shall issue Cypress a Promissory
Note in the amount of $___________ for all of the finished and work-in-process inventory related to FPGA products, which represents in the aggregate QuickLogic's standard cost of such finished and work-in-process inventory.
The Promissory Note shall be non-interest bearing and shall be repayable in nine (9) equal monthly installments beginning one (1) month following the Closing. The Promissory Note may be prepaid at any time without penalty.

         4. Delivery of Capital Stock. QuickLogic shall represent that the Shares after delivery equal twenty percent (20%) of the outstanding capital stock of QuickLogic on a fully-diluted basis, which shall include all options, warrants and other rights to acquire QuickLogic's capital stock outstanding on the date hereof (other than any issuances to Cypress hereunder). The Shares shall be delivered to Cypress by QuickLogic as follows: (a) in the event QuickLogic does not complete an initial public offering ("IPO") by July 1, 1997, QuickLogic shall deliver all of the Shares to Cypress as Common Stock; or
(b) in the event QuickLogic completes an IPO by July 1, 1997, QuickLogic shall deliver to Cypress in connection with the IPO such number of Shares that may be registered for resale on behalf of Cypress in the IPO, and the balance of the Shares shall be delivered upon the lapse of the Lockup Period (defined below) following the effective date of the IPO of QuickLogic; provided, in the event QuickLogic undertakes a registered public offering of its Common Stock following an IPO (a "Follow-on Offering") prior to the lapse of the lockup period





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agreed to by QuickLogic's directors, officers and more than 1% shareholders for the IPO (the "Lockup Period"), QuickLogic shall deliver such number of Shares that may be registered for resale on behalf of Cypress in the Follow-on Offering, and the remaining balance of Shares shall be delivered to Cypress upon the expiration of the lock-up agreements executed in connection with such Follow-on Offering. In the event that the Lockup Period provides for a set number of days where the Lockup Period would expire in a period where the Company's directors and officers are prevented from trading because of the set "blackout" period between earnings releases provided in QuickLogic's insider trading policy, then the directors, officers and more than 1% shareholders shall agree to a Lockup Period that does not expire until the date that trading can commence under QuickLogic's insider trading policy. Any early releases of any lockup shall include the pro-rata release of Shares on based on the total number of shares that are locked-up, and such early-released Shares shall not, at the time of such early release, be subject to any blackout provision on Cypress's released Shares, which shall be registered as provided in Section 5.

         5. Registration Rights. The Fifth Amended and Restated Registration Rights Agreement of QuickLogic dated November 27, 1996 (the "Registration Rights Agreement") shall be amended to provided that the Shares will be deemed "Registrable Securities" (as defined in the Registration Agreement), the effect of which includes the grant to Cypress of piggyback registration rights with respect to the Shares in the same manner as the other parties to the agreement, such that Cypress shall have the right to sell the Shares as part of any public equity stock offering undertaken by QuickLogic.
In addition, in connection with any public equity stock offering undertaken by QuickLogic, Cypress will have the right to include such number of shares as shall represent one-third (1/3) of the total number of shares to be registered in such offering. In addition, in any Follow-on Offering Cypress shall be entitled to cause such number of Shares as shall represent one-third (1/3) of the total number of shares to be registered in such offering. QuickLogic shall use its best efforts to promptly register all of the issuable or issued but unsold Shares of Cypress pursuant to a shelf registration statement to be filed at least forty-five (45) days before, and to be effective concurrent with, the expiration of the Lockup Period (including any extension to such period in the event of a Follow-on Offering). QuickLogic shall instruct its transfer agent to deliver the Shares deliverable at the expiration of the Lockup Period at least sixty (60) days prior to such date. QuickLogic shall maintain the effectiveness of such registration statement until the earlier of the date all Shares are sold or three (3) years following the date of the Closing or such date as Cypress is able to sell all of its Shares it holds pursuant to Rule 144 in a three-month period. QuickLogic may suspend Cypress' ability to sell under such registration statement (i) during the period from expiration of the Lockup Period until one year from the





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effective date of the IPO for the last four weeks of each fiscal quarter until the day after the end of the set "blackout" period with respect to such fiscal quarter's earnings release provided in QuickLogic's insider trading policy and
(ii) beginning one year after the effective date of the IPO for up to forty-five (45) days if such registration would be detrimental to QuickLogic based upon the good faith determination of its Board of Directors; provided, QuickLogic's right to suspend use of such registration (a) shall terminate earlier upon the public disclosure of such material information (by a party other than Cypress) underlying the need for suspension, and (b) once exercised, may not be again exercised for one hundred twenty (120) days. Cypress shall also have the right to an additional demand registration that is in addition to the demand registration rights provided for in the Registration Rights Agreement, which demand may include any or all of the Shares and any or all of other shares of QuickLogic common stock owned by Cypress. QuickLogic shall pay the "Registration Expenses" (as defined in the Registration Rights Agreements), and Cypress shall be responsible for its "Selling Expenses" (as defined in the Registration Rights Agreements) in connection with any piggyback or demand registration other than underwriting discounts and commissions.

         6. Shareholders Agreement. Cypress is currently a party to the Fifth Amended and Restated Shareholders Agreement of QuickLogic dated November 27, 1996 (the "Shareholders Agreement"). The Shareholders Agreement provides for the right to participate in future financings of QuickLogic (subject to certain exceptions) based upon a party's holdings of Capital Stock (as defined in the Shareholders Agreement, and which includes both Preferred Stock and Common Stock), a right of co-sale with respect to transfers by Founders (as defined in the Shareholders Agreement) and the obligation to vote for certain designees to the Board. The delivery of the Shares shall be assumed for purposes of all calculations of the right of participation and the co-sale right in the Shareholders Agreement.

         7. Closing Conditions. The Transaction will be subject to certain closing conditions including (i) entering into a definitive agreement (the "Transaction Agreement") as to all of the essential terms of the Transaction, (ii) entering into a definitive Wafer Foundry Agreement, based upon the term sheet attached here to as Exhibit B, and a License Agreement based upon the term sheet attached hereto as Exhibit C, (iii) terminating the Technical Transfer, Joint Development License and Foundry Supply Agreement dated October 2, 1992, (iv) entering into the Registration Rights Agreement and any appropriate ancillary agreements, and (v) any necessary board and shareholder approvals and (vi) third party or governmental consents have been obtained, including Hart-Scott-Rodino clearance if required.





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         8.      Due Diligence.  Each party agrees to cooperate with the other party's due diligence investigation and to provide the other party and its representatives with prompt and reasonable access to key employees and to books, records, contracts and other information (the "Diligence Information").

         9. Confidentiality. Each party will use the Due Diligence Information solely for the purpose of their respective due diligence investigation, and each party and its affiliates, directors, officers, employees, advisors, and agents (the "Representatives") will keep the Due Diligence Information strictly confidential. Each party will disclose the Due Diligence Information only to those Representatives who need to know such information for the purpose of consummating the Transaction. Each party agrees to be responsible for any breach of this paragraph by any of its Representatives. In the event the Transaction is not consummated, each party will return to the other any materials containing Due Diligence Information, or will certify in writing that all such materials or copies of such materials have been destroyed. Neither party will use any due Diligence Information to compete with the other party as their businesses are constituted after the Transaction has been consummated.

         10. Non-solicitation. Each party agrees not to solicit or recruit the employees of the other party's business for twelve (12) months following the Closing Date or the date the parties terminate negotiations, as applicable.

         11. Non-competition. Cypress shall not compete with QuickLogic in the manufacturing, marketing or selling of antifuse FPGAs or pin-compatible PASIC 1 or PASIC 2 products (specifically, 1K, 2K, 3K, 4K, 5K, 7K, 8K and 9K) for a period of ten (10) years following the Closing Date; provided that the Transaction Agreement will provide that Cypress may continue to sell antifuse FPGA products to certain customers until QuickLogic has been qualified to manufacture and sell products to such customers in accordance with Section 1 of this Letter of Intent.

         12. Public Announcement. All press releases and public announcements relating to the transaction contemplated by this letter of intent will be mutually agreed to by Cypress and QuickLogic, provided that either party may make any public announcement if required by law including, without limitation, pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in connection with QuickLogic's initial public offering.





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         13.     Expenses.  Each party will pay all of its expenses, including legal fees, incurred in connection with the Transaction, whether or not the Transaction is consummated.

         14. Notices. All notices and other communications hereunder shall be in writing and shall be furnished by hand delivery or by facsimile with a confirming copy by mail or registered or certified mail to the parties at the addresses set forth below. Any such notice shall be deemed duly given upon the date it is delivered to the address shown below, addressed as follows:

                 If to QuickLogic:
                 1277 Orleans Drive
                 Sunnyvale, CA  94089-1138
                 Fax:  (408) 990-4040

                 Attention:  E. Thomas Hart

                 If to Cypress:
                 3901 N. First Street
                 San Jose, CA  95134-1599
                 Fax:  (408) 943-2796

                 Attention T.J. Rodgers

                 The addresses set forth above may be changed by either party upon furnishing to the other party a notice of change of address in accordance with the terms of this paragraph.

         15. Counterparts. This letter of intent may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         16. Severability. If any term, provision, covenant or restriction of this letter of intent is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter of intent shall remain in full force and effect and shall in no way be affected, impaired or invalidated.





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         17.     Entire Agreement.  This letter of intent constitutes the
entire agreement between QuickLogic and Cypress, with respect to the matters covered herein and supersedes any prior negotiations, understandings or agreements with respect to the matters contemplated hereby, specifically including all prior versions of this letter of intent.

         18. Binding Effect; Definitive Documentation. The purpose of this letter of intent is to set forth the agreements reached by the parties regarding the Transaction. This letter of intent is intended to create binding obligations of the parties as to the matters set forth herein. The parties shall negotiate in good faith to complete and sign definitive agreements including those identified in paragraph 8 hereof (collectively, "Definitive Agreements") based on the terms set forth in this letter of intent. The Definitive Agreements shall include such representations, warranties and covenants as are customary in a transaction of this nature, including, without limitation, representations regarding the status of the assets and the inventory to be transferred hereunder, the provisions for returns and/or warranties and appropriate cross-indemnities regarding the conduct of the business before and after the Closing. In this regard, Cypress agrees in good faith to use its reasonable best efforts to maintain intact all of its current business relationships relating to the FPGA technology including, without limitation, all customer relationships prior to the Closing. Cypress also agrees not to make any material changes to its FPGA business without the prior written consent of Quicklogic. To the extent a party fails to act in good faith and consummate the transaction, the non-breaching party shall be entitled to obtain injunctive relief to enforce the terms of this letter of intent.

         19. Termination. This letter of intent may be terminated by a party in the event the other party fails to negotiate in good faith and the parties have failed to enter into the Definitive Agreements by March 1, 1997. Notwithstanding a termination pursuant to this paragraph, the provisions of paragraphs 9, 10, 12, 13, 17, 18 and 20 herein shall survive such termination and each party shall remain liable for any breach prior to termination of this letter of intent.

         21. Governing Law. This letter of intent shall be governed by and construed under the laws of the State of California as applied to contracts entered into solely between residents of and to be performed entirely in such state.

         22. Joint Preparation. This letter of intent has been jointly prepared by the parties and the provisions hereof shall not be construed more strictly against either party hereto as a result of its participation in such preparation.





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          If you are in agreement with the terms of this letter of intent, please sign in the space provided below and return a signed copy to me. If we do not receive a signed copy of this letter on or before February 9, 1997, we will assume that you have no further interest in pursuing this transaction. Upon receipt of a signed copy of this letter of intent, we will proceed with our plans for consummating the Transaction in a timely manner.

                                        Sincerely,

                                        CYPRESS SEMICONDUCTOR CORPORATION


                                        By:  ____________________________



QUICKLOGIC CORPORATION


By:  _____________________

Dated:  February __, 1997





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                                   EXHIBIT A

                                   Asset List


All product inventory including work in process and finished goods excluding wafers in process and PCI bus devises. The purchase price for this inventory will be based on QuickLogic standards as of 12/31/96. The aggregated cost will be discounted by $1,000,000. Such inventory will be transferred to QuickLogic in accordance with the customer transition plan agreed upon between QuickLogic and Cypress, and in any event two weeks after the Closing Date. Cypress will hold inventory to the extent necessary to fulfill purchase orders that can't be transferred to QuickLogic. Remaining inventory shall be transferred 90 and 180 days after the Closing Date.

All raw materials related to FPGA products at the price paid by Cypress.

Equipment utilized for FPGA products at book value if capitalized and at a negotiated price for items that were expensed.